SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

PRESS RELEASE

First Quarter 2007 Revenues

•

Core revenues grew 4.4% at constant currency, in line with expected seasonal trends and our 2007-9 objectives

•

Positive start to the year, notably in Access Products, Network Services and DVD Services, and with good underlying trends in most businesses

•

2007 product and service roll-outs and cost actions increasing momentum

Paris, 26 April 2007 – The Board of Directors of Thomson (Euronext Paris: 18453, NYSE:TMS), chaired by Frank E. Dangeard, met on 24 April 2007 to review revenues for the quarter ending 31 March 2007.

Thomson reported total revenues of €1,252 million for the quarter. Of this total, Core Business reported revenues were €1,240 million, up from 1Q06 core revenues of €1,237 million. Currency movements were significant and decreased Core Business revenues during the quarter by €53 million. Core Business revenues at constant currency were therefore €1,293 million, an increase of 4.4% year-on-year. Strong growth in our digital and electronic businesses was partially offset by some decline in our physical media businesses. Perimeter effects were minimal in the quarter.

Commenting on the first-quarter revenues, Frank E. Dangeard, Chairman & CEO of Thomson, said:

 “We have had a positive start to the year, with our revenue growth in line with our 2007-9 objectives. We had particularly good performances in Access Products, Network Services and DVD Services and launched new products and services for our customers which will drive growth in the quarters to come.”

First Quarter 2007 Consolidated Revenues (unaudited)

In € millions unless otherwise stated	1Q 07 actual	1Q 07 constant currency	1Q 06	% change constant currency
Services	548	575	565	1.9%
Systems	565	586	538(1)	8.8%
Technology	124	128	129	(0.5)%
Others	4	4	6	n/m
THOMSON CORE	1,240	1,293	1,238	4.4%
Non-Core - (Displays & CEP)	12	12	32(1)	n/m
THOMSON GROUP	1,252	1,305	1,270(1)	2.7%

(1) Revenues are presented according to IFRS and therefore exclude activities treated as discontinued for the quarter, principally the remaining Audio/Video and Accessories businesses, including the Group’s retail terrestrial decoder activity, which are held for sale (together “AVA”). Previously reported group revenues for Thomson for 1Q06 were €1,294 million, of which €24 million was from activities since treated as discontinued.

First Quarter 2007 Thomson Core Revenues Highlights

•

Overall reported Core Business revenues grew 4.4% on a constant currency basis. Strong growth in our digital and electronic businesses was partially offset by some decline in our physical media businesses.

•

Services grew revenues, with a robust performance in DVD and good growth in Network Services.

•

There was significant growth in Systems, particularly in our offerings for telecom and cable operators. In Grass Valley, broadcast product sales continued to be slow, as in 4Q06. Markets were better in network system integration and Network Software offerings.

•

Technology revenues were stable year-on-year, a good performance given the strong first quarter a year ago.

•

We continued to launch a wide variety of new products and services, particularly towards the end of the quarter, enabling our customers to roll out offerings at the forefront of digital and electronic media, entertainment and communication.

Outlook

•

Overall first-quarter revenues were in line with our expectations, reflecting the seasonal bias towards the second half of the year. We expect no major change to overall trends in the second quarter.

•

Our objectives for the 2007-9 planning period therefore remain unchanged from the time of the announcement of our 2006 results:

- We serve growing Media & Entertainment markets – for which external estimates indicate growth of around 6% compound over the last five years (PriceWaterhouseCoopers – “Global Entertainment and Media Outlook: 2006-10”).

- Our objectives are for our constant currency Core Business revenue growth over the period 2007-9 to be in line with, or ahead of, the overall Media & Entertainment markets, bearing in mind that revenue growth is expected to gather pace over the period and therefore be more modest in 2007 - and to achieve strong growth in Group net income over the 2007-9 period.

- As regards the year 2007, the Group will continue actions to improve operating profitability in its main divisions to complement the measures taken in 2006. Our objectives for 2007 are therefore a year of good constant currency revenue growth in our digital and electronic businesses, partially diluted by our physical media businesses - and strong growth in our net income.

•

In line with the above objectives, we will continue to optimise our business mix for increased growth and re-deploy cash and investment towards the higher growth parts of our business, reinforcing the trends begun in 2006.

Divisional Review

Services

Revenues for the Services division reached €548 million for 1Q07 (1Q06, €565 million). Currency movements decreased revenues during the quarter by €27 million. Revenues at constant currency thus increased by 1.9% year-on-year, reflecting a positive start to the year.

We continued to grow strongly overall in our digital and electronic service activities (Network Services, Content Services and digital cinema), although this growth was offset as expected by some decline in physical media (Film and DVD Services). Perimeter effects were minimal in the quarter (€13 million of revenues from NOB).

*

Physical media held up well, despite a shortage of major blockbusters.

DVD volumes for the first quarter showed a 7% increase in units from 299 million units to 319 million units. Key studio titles in DVD for the quarter were Peter Pan, Flushed Away and Déjà Vu. The mix between studio and kiosk volumes was similar to 1Q06.

The Group has successfully renewed its major studio DVD contracts with revised pricing and in some cases an expansion of associated distribution activities starting in 2007. As planned we are reducing our DVD manufacturing facilities in Europe and the Americas from six to two, focusing our replication activities on our facilities in Mexico and Poland. This plan is progressing on schedule. The charges related to these closures will, as previously announced, be taken largely in 1H07 with the cost-reduction benefits appearing in 2H07.

In Film, footage for the quarter was 1.11 billion feet (1Q06: 1.17 billion feet). Key titles in the quarter included 300 and Meet the Robinsons – the latter title also included 3-D versions and represented the widest digital distribution for a new release to date.

*

The revenues driven by digital and electronic media grew strongly in 1Q07, particularly in Network Services.

Content Services had a relatively quiet quarter overall with mixed revenue development across its business lines, but stronger performances in areas such as Digital Intermediates (DI), which was strengthened by the performance of our DI facility on the Sony Pictures Studios lot in Hollywood. Visual effects continued to progress with a BAFTA award for best visual effects for Terry Pratchett’s Hogfather and work on the next Harry Potter and Narnia films. The development of our Paprikaas animation services joint-venture in India is proceeding according to plan.

Network Services grew significantly in the quarter, with good first time contributions in broadcast from the NOB contract in the Netherlands and the ITV contract in the UK. These deals enhance Thomson’s ability to offer its customers an end-to-end solution from systems design to content preparation and management, and distribution of live, pre-recorded and on-demand digital content. Our retail media services continued to grow steadily in North America and we continued to progress our plans for international expansion of this offering.

Systems

Revenues for the division reached €565 million for 1Q07 (1Q06, €538 million). Currency movements decreased sales during the quarter by €21 million. Revenues at constant currency therefore grew by 8.8% year-on-year.

Our Access Products activities showed good growth, particularly with cable and telecom customers, whilst the markets served by our Broadcast & Networks businesses continued to be slower, as in 4Q06.

*

In Access Products, Thomson shipped 2.1 million satellite set-top boxes in 1Q07 (vs. 2.3 million in 1Q06), 0.6 million cable set-top boxes (vs. 0.3 million in 1Q06), and 2.6 million access products for telecom operators (vs. 2.0 million in 1Q06) – making a total of 5.3 million access products in the quarter (vs. 4.6 million in 1Q06).

A significantly increased proportion of the access products for telecom operators were Advanced Service Gateways which are generally triple play enabled. This business continued to grow strongly during 1Q07, with continuing roll outs of the France Telecom Livebox and the BT Hub quadruple-play enabled gateway in the UK, and additional business with tier one operators.

For satellite customers, improved product mix outweighed price declines on basic products. We were nevertheless shipping a high proportion of basic set-top boxes. Rollouts for major customers of HD boxes in the US and HD-PVRs in Europe continued and mix is expected to improve further following the launch of a new model of HD-PVR in the US at the end of the quarter. Sales to cable customers grew well, with good momentum in Europe and Latin America, and improving product mix.

*

In Grass Valley, broadcast product sales continued to be slow, as in 4Q06. Sales of Grass Valley’s network system integration were more robust and our Network Software offering continued to grow with continuing deployments of Cirpack softswitches and the Smartvision IPTV software platform, which has now reached one million IPTV lines in service. During the quarter the report from Multimedia Research Group confirmed Thomson as No.1 worldwide, by number of IPTV subscribers using the Smartvision platform.

*

During the quarter Thomson had successes in several key growth areas for the future, such as mobile TV, IPTV and fixed-mobile convergence. A number of contract announcements were made at the NAB trade show for deployment of mobile TV networks in the US: Modeo retained Thomson for both TV transmitters and head-end equipment for the New York area, while shipment of transmitters and multiplexers to Qualcomm started for their rollout in the US. In Europe, where Mobile TV deployment is still constrained by regulation, broadcasters such as KPN retained us to upgrade their transmitter network, with our Elite product range, capable of both fixed and mobile TV. In addition to the success of our Smartvision IPTV middleware, we started to deploy IP set-top boxes.

*

For the future, the Group continued investments in key new products, notably IP set-top boxes, multi-functional home networking devices and fixed-mobile convergence platforms and devices, for example with SFR.

Technology

Revenues of the division were €124 million for 1Q07 (1Q06, €129 million). Currency movements during the quarter decreased sales by €4 million. Revenues at constant currency therefore decreased by 0.5% year-on-year

Licensing revenues were €100 million for 1Q07 at constant currency (€96 million at actual rates) compared to €103 million for the strong 1Q06. There was no change to the major trends in programs from 4Q06. Thomson had 972 licensing contracts outstanding, generated from its portfolio of around 55,000 patents across 23 licensing programs. Around 85% of licensing revenues for the quarter were generated from digital licensing programs.

Non-Core and Discontinued Activities

Revenues of Non-Core activities were €12 million for 1Q07 (1Q06 revenues €32 million). This reflects the lower levels of activity at our Angers and Genlis operations which were anticipated by our 2006 restructuring program.

Group reported revenues are presented according to IFRS and therefore exclude activities treated as discontinued for the quarter. Concerning the disposal of the Group’s held-for-sale AVA businesses, we completed the disposal of the US Accessories activities in January realizing cash proceeds of approximately US$70m. The remaining businesses and assets are being actively marketed and discussions are ongoing with a wide variety of parties. With this in mind, and also noting an improved performance year-on-year, progress towards a sale is satisfactory.

Other

In common with the practice of many French companies, Thomson plans to enter into a contrat de liquidité (share liquidity contract) with a financial institution in accordance with AMF guidelines.

Thomson will hold its annual General Assembly on Tuesday, 15 May 2007 in Paris.

******

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Investor Relations
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson Selected by SFR

for its Broadband VoIP Telephony Project

Thomson’s end-to-end triple play solution enables SFR to enter the fixed-line market

Paris, April 25, 2007 – Thomson (Paris Euronext : 18453 ; NYSE : TMS) today announced that it has been selected by SFR, the second largest mobile operator in France, to provide a comprehensive broadband solution paving the way for SFR’s residential mobile centric strategy.

Thomson is deploying and integrating its Cirpack VoIP softswitch with SFR’s existing infrastructure to manage primary line telephony services. Thomson is one of the two suppliers of the triple play home gateways designed to support SFR’s range of broadband features.

This major project further reinforces Thomson’s leadership in the fast growing market of comprehensive solutions for VoIP, IPTV and interactive broadband services, which allow operators to converge into a global IMS architecture.

This contract leverages the one announced earlier this year about SFR deploying Thomson’s Cirpack VoIP softswitch to offer enterprise users innovative Mobile IP Centrex services with fixed-mobile convergence. Using Thomson’s systems and technologies for multiple play, SFR is now one of the first operator in the World offering such a range of fixed and mobile services with advanced converged features for both residential and enterprise users.

With over 5 million VoIP subscribers according to Dataxis, France is the world’s most competitive telecom market where every service provider is offering primary line telephony over broadband to replace legacy PSTN services. With over 17 million customers and strong fixed-line know-how thanks to its 40% interest in Neuf-Cegetel, the leading alternative fixed operator on the French market, SFR is now proposing to its customers its new mobile centric set of services using Thomson’s infrastructure solutions.

“SFR is the first pure mobile operator to launch converged services. We are delighted that SFR has chosen Thomson to build its new fixed-line services,” said Jacques Dunogué, Senior Executive Vice President, System division, Thomson. “The contract underpins Thomson’s leadership in the market of multiple play solutions and the Group’s commitment to provide operators and service providers with advanced IP platforms and devices enabling them to offer innovative services to their customers”.

“Thanks to Thomson technology we are now able to propose to our customers those new mobile centric services characterized by usage continuity, personalization, simplicity and quality, whatever the access technology, focusing on simplicity and customer satisfaction,” said Paul Corbel, SFR’s General Manager of Networks & Systems. “We were looking for highly reliable softswitch platforms and custom home gateways to easily build new services. We were very pleased with Thomson’s Cirpack solution we have already deployed for our Mobile IP Centrex.”

***

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems & equipment to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

Press Relations Thomson
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Joanna Pays (Cirpack Softswitch)	+33 1 41 44 38 18	joanna.pays@thomson.net
Guillaume Trichard (Home Gateways)	+33 6 70 48 12 19	guillaume.trichard@thomson.net
Investor Relations Thomson
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

NBC Selects Grass Valley’s EDIUS Editing System from Thomson for News Production

NBC Station Group Deploys Grass Valley EDIUS Non-Linear Editing Seats from Thomson to Support Leading-edge Field-based, Wireless News Production

Paris, France - April 23, 2007 — Thomson (Euronext Paris: 18453; NYSE: TMS) announced that the NBC Station Group is installing the broadcast and professional versions of Grass Valley™ EDIUS™ multi-format non-linear editing software.

Supporting a leading-edge, field-based, wireless news acquisition and production workflow, the EDIUS systems are being installed throughout NBC and Telemundo stations.

Many of the NBC stations will use the EDIUS software on custom laptop computers, which will travel with ENG crews and allow them to begin editing in the field and transmit stories back to the station wirelessly.

 “From the very beginning NBC Universal has been at the forefront of innovative, award-winning broadcast and production,” said Jeff Rosica, Senior Vice President, Broadcast and Professional Solutions for the Grass Valley business within Thomson. “We’re proud to be working with NBC Universal on this visionary and critical initiative.”

About the EDIUS Non-linear Editing System

The EDIUS Broadcast platform converts between different HD and SD resolutions, aspect ratios and frame rates, all in real time. EDIUS Broadcast includes the EDIUS Speed Encoder for HDV for fast HDV video output, as well as support for industry-standard equipment and formats. It’s ideally suited to meet the high standards and fast-paced environments of broadcast and post production facilities, including support for new tapeless acquisition and storage systems.

Incorporating all of the real-time editing capabilities in a streamlined interface designed to help production professionals get content to air quickly, EDIUS Broadcast features EDIUS Pro real-time video editing software that enables real-time, multi-track, mixed format HD/SD editing, compositing, chroma keying, titling and timeline output. EDIUS Pro provides editors with real-time, mixed format HD/SD editing of HD, HDV, DV, MPEG-2, lossless and uncompressed SD video.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

Press Relations
Laura Barber-Miller	(503) 526 7904	laura.barber-miller@thomson.net
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	Julie.dardelet@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson Delivers Transmitters for technology company QUALCOMM’s MediaFLO USA Rollout

Paris, France and Las Vegas (National Association of Broadcasters Convention), April 16, 2007 – As part of the continuing rollout of its award-winning FLO TVTM mobile entertainment service, MediaFLO USA, Inc., a wholly owned subsidiary of QUALCOMM Incorporated, has placed a number of orders with Thomson (Euronext Paris: 18453; NYSE: TMS). Thomson has provided equipment for MediaFLO since the rollout began, and the latest orders include Ultimate Transmitters and Grass Valley™ NetProcessor™ multiplexers*.

“With the growing demand for Mobile TV services, network operators are eager to deliver services as quickly as they can,” said Patrick Montliaud, Senior Vice President, head of Integration and Transmission Solutions for the Grass Valley business within Thomson. “Thomson provides tailor-made and leading solutions all along mobile TV delivery chains, whatever the technology. We worked closely with MediaFLO USA to adapt our Ultimate solid state transmitter to meet their requirements.”

The Thomson Ultimate transmitter is designed for excellent performance and low cost of ownership. The version that MediaFLO USA has chosen features a digital exciter designed for the MediaFLO signal and power amplification in the 5 kW range.

The Grass Valley NetProcessor integrates all necessary functions to ensure optimized delivery to transmitters including channel multiplexing, scrambling and IP adaptation. It provides a comprehensive signal preparation solution with the complete and final service streamed over IP.

*multiplexer: one of the benefits of digital television is that multiple channels can be broadcast in the space occupied by just one old-style analog channel. Combining these multiple channels into a single digital stream is called "multiplexing".

###

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

Press Relations
Laura Barber-Miller (USA)	(503) 526 7904	laura.barber-miller@thomson.net
Martine Esquirou (Europe)	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet (Europe)	+33 1 41 86 65 24	Julie.dardelet@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson Selected by Telecom Operator for DVB-H Mobility Deployment in New York

Paris, France and Las Vegas (National Association of Broadcasters Convention), April 16, 2007 – Grass Valley, a business within Thomson (Euronext Paris: 18453; NYSE: TMS), has been chosen to support the new Modeo live commercial quality mobile TV service across the New York City metropolitan area with a full complement of products and systems designed to facilitate, monitor, and control the reliable transmission and reception of mobile digital audio, video, and other data types.

The agreement, which includes broadcast system redundancy and installation, illustrates the comprehensive reach of Thomson's Grass Valley™ product portfolio.

“Telecommunication companies are looking for the most reliable and cost-effective platforms to provide video subscription services,” said Patrick Montliaud, Senior Vice President of the Integration and Transmission Solutions for Thomson’s Grass Valley business. “Our deep knowledge of the broadcast and content distribution markets, as well as an extremely broad product portfolio, distinguishes Grass Valley in the rapidly expanding mobility market, and we’re pleased to be working with Modeo as they continue the development of their mobile video service.”

In late 2006, Modeo launched its commercial quality service that is being tested by hundreds of beta users in the New York City area, where the company has deployed 18 Thomson Affinity base stations.

“Modeo chose Thomson’s transmitters to ensure that we provide a reliable signal and that the equipment and systems are deployed in a cost-effective and timely fashion,” said Martyn Gregory, vice president of Modeo. “Thomson has demonstrated that it is one of the leading broadcast companies with the technology, resources and personnel to support next-generation Mobile TV service.”

Full Mobile TV Head-End System

Modeo’s Network Operation Center also employs many of Grass Valley’s mobile video products, including the Argos™ Windows Media 9 encoder with redundancy management, comprising all the necessary equipment to efficiently deliver content to mobile receivers. The Opal DVB-H IP Encapsulator performs the IP encapsulation with DVB-H format and combines specific features such as time slicing and MPE-based forward error correction (FEC). It also offers statistical time slicing for bandwidth optimization and the ability to share the time slicers between multiple mobile network operators. To guarantee service availability within Modeo’s mobile TV head end, Grass Valley’s Lazulite network management system provides an integrated supervision and redundancy management platform, allowing Modeo to quickly identify a faulty device or manage automatic redundancy.

DVB-H RF Transmission

Modeo utilizes the DVB-H standard for digital mobility and has added AFFINITY L-band transmitters to get signals to consumers.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

Press Relations
Laura Barber-Miller (USA)	(503) 526 7904	laura.barber-miller@thomson.net
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	Julie.dardelet@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

KPN Selects Thomson Latest range of Transmitters for extension of Dutch DVB-T network

Paris, France and Las Vegas (National Association of Broadcasters Convention), April 16, 2007 – Dutch carrier KPN (formerly Koninklijke PTT Nederland) has awarded a long-term contract to Thomson (Euronext Paris: 18453; NYSE: TMS) for a major upgrade to its transmitter network across the Netherlands. The multi-million euros contract will increase the power of KPN’s digital terrestrial service.

“KPN have chosen a very innovative route, adding flexibility in the modulation schemes while upgrading the power and reach of existing DVB-T transmitters, which we can comfortably provide,” said Patrick Montliaud, Senior Vice President, Integration and Transmission Solutions for Thomson’s Grass Valley business. “Our Elite modular transmitter platform allows us to tailor systems for customers which precisely meet their requirements, giving them the freedom to choose the transmission format, power and redundancy which precisely meets their needs.”

KPN was originally a state-owned telephone provider in The Netherlands. Now a private company, it operates the fixed telephone network, having added cellular telephony in 1994 and a digital terrestrial television service in 2004. The success of its terrestrial broadcasts prompted KPN to invest in a comprehensive upgrade of its transmitter network.

The long-term contract calls for additional new transmitter sites as well as upgrades to existing ones. All new sites will be based on the Thomson Elite 100 digital television transmitter. While powers range from 475W to 900W depending on the site, all transmitters are equipped for a maximum capacity of 1.2kW to allow for future upgrades and changes in network topology. The Elite transmitter provides for redundant operation, and KPN has elected for a robust and economical 5 + 1 configuration.

“We looked at a number of options but elected to upgrade and extend our existing transmitter network,” said Jos Zegveld, managing director of KPN Broadcast Services. “The Thomson engineering team worked with us on creating a highly reliable and cost-effective network. The Elite transmitter, because of its excellent efficiency, offers the lowest running costs in its class so we save money throughout the lifetime of the system.”

###

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

About KPN

KPN is the leading multimedia company in the Netherlands, providing consumers and consumer households with fixed and mobile telephony-, internet- and TV services. To business customers, KPN delivers voice-, internet- and data services as well as fully-managed, outsourced ICT solutions. Both nationally and internationally, KPN provides wholesale network services to third parties, including operators and service providers. In Germany and Belgium, KPN pursues a multi-brand strategy with its mobile operations, and serves multiple customer segments in consumer as well as business markets.

On December 31, 2006, KPN served 6.3 million wireline voice subscribers, 8.6 million mobile customers, 2.1 million Internet customers and 0.3 million TV-customers in the Netherlands as well as 15.0 million mobile customers in Germany and Belgium. With 28,368 people (25,976 FTEs), KPN posted revenues of EUR 12.1 bn, with an EBITDA of EUR 4.8bn in 2006. KPN was incorporated in 1989 and is listed on the Amsterdam-, New York-, London- and Frankfurt stock exchanges.

Press Relations Thomson
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Nicolas Jomard	+33 (1) 34 20 74 89	nicolas.jomard@thomson.net
Investor Relations Thomson
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson’s SmartVision Platform manages world’s largest number of subscribers, according to analyst MRG Co’s latest report

Thomson’s video services platform now runs nearly 1 million subscribers

Paris, France, 4 April, 2007 – Thomson (Euronext 18453; NYSE: TMS) today announced that its SmartVision platform is now the world’s leading IPTV service platform in terms of subscribed users according to the latest report published by analysts MRG. Thomson’s SmartVision is used by telecom operators and internet service providers to manage delivery of interactive live and on-demand video services to fixed and mobile devices.

The report also finds that Thomson’s video service platform has the largest number of IP VOD (video on demand) subscribed users in Europe. Thomson’s SmartVision, which is available in both fixed and mobile editions, is at the heart of Thomson’s IP Video suite for the deployment of triple play, mobile TV, and convergent services. Thomson’s suite of solutions also include consumer premises equipment, Grass Valley head end technologies and Cirpack Voice over IP platforms.

Serge Mal, VP of Thomson's network software business remarked: "In addition to the report by MRG, our own latest figures now show that nearly one million subscribers watch TV managed by our SmartVision video services platform. These results are due to the growing success of our tier one customers, such as Orange, in the IPTV sector. We have been successfully implementing mass market deployments of broadband video, at an international level, for the last 3 years and our SmartVision TV and SmartVision Mobility platforms continue to gain new customers and end subscribers throughout Europe, the USA and Asia."

Driving new subscribers

The range of video services managed by the SmartVision platform include delivery of bouquets of live channels, video on demand, network personal video recording, electronic programme guides and time shifting. Thomson’s pre-integrated triple play platforms which combine SmartVision with Thomson’s Cirpack voice switching platform for full voice, video and messaging solutions with customer self care is available for those operators wishing to quickly deploy triple play solutions. Thomson’s SmartVision TV screen interface allows the end customer to instantly purchase new service options and manage preferences, thus providing another means of driving revenues for providers.

Based on open standards, Thomson’s SmartVision manages video services delivery for all types of devices (in high definition or standard definition, for mobiles, PCs, set-top boxes) and all types of networks - cable, optical fibre, DSL, and mobile (DVB-H, HSDPA and 3G) for seamless video services whether in the home or on the move.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Joanna Pays	+33 1 41 44 38 18	joanna.pays@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson Signs Agreement to Install Digital Cinema Systems in

North Eastern America Zyacorp’s Cinemagic Stadium Theatres

Zyacorp is the First Member of the Independent Cinema Buying Group

to Sign an Agreement with Technicolor Digital Cinema

PARIS, France and BURBANK, Calif. (USA) — March 13, 2007 — Thomson (Euronext Paris: 18453; NYSE: TMS), through its Technicolor Digital Cinema business, today announced it will install digital projection systems in all of Zyacorp Entertainment’s Cinemagic screens throughout the Northeastern United States. Under the terms of the agreement, 22 systems will initially be installed as part of the Technicolor Digital Cinema beta test, with the balance of the Zyacorp circuit to be installed during the broader digital cinema rollout beginning in early 2008.

Zyacorp is a member of the Cinema Buying Group, a consortium of independent exhibitors which formed to find cost-effective solutions to convert their theatres from film to digital projection.

“Technicolor Digital Cinema is proud to be working with a forward-thinking state-of the art circuit such as Zyacorp. We are committed to providing high-quality digital cinema installations and services to all exhibitors, regardless of size, from national circuits to smaller independents” said Curt Behlmer, executive vice president of Technicolor Theatrical Services and COO of Technicolor Digital Cinema, within Thomson Services division. “We want to ensure that no exhibitor is left behind in this important industry transition.”

“We strive to provide our customers a state-of-the-art family entertainment facility, and our commitment to digital cinema further demonstrates this promise,” said Mark Adam, president, Zyacorp. “We are confident in the outstanding service that Technicolor provides, and we look forward to a mutually beneficial relationship.”

“We are pleased that Zyacorp will be working with Technicolor Digital Cinema,” said Wayne Anderson, managing director of the Cinema Buying Group, “and we look forward to continue working together to explore digital cinema solutions for all of our members.”

Zyacorp is the first member of the Cinema Buying Group to sign an agreement with Technicolor Digital Cinema. The company currently operates stadium-seated theaters in Saco, Maine; Westbrook, Maine; Salisbury, Massachusetts; and Merrimack, New Hampshire; and will open a new theatre in Hooksett, New Hampshire this summer. Zyacorp is also a member of The National Association of Theatre Owners (NATO).

Zyacorp’s Cinemagic installations are part of Thomson’s broader rollout of complete digital projection systems in up to 5,000 screens over the next three to four years. Thomson intends to equip at least 15,000 screens in the United States and Canada, through the initial rollout and additional phases, over the next 10 years.

As previously announced by Thomson, the Group has signed digital cinema equipment usage agreements with DreamWorks SKG, Sony Pictures Entertainment, Twentieth Century Fox, Universal Pictures, and Warner Bros. to support its plans for the distribution of digital cinema content and systems throughout North America. Under the separate, long-term accords, each of these studios has agreed to distribute content digitally throughout the United States and Canada, and pay a virtual print fee to Thomson for screens equipped with Technicolor Digital Cinema systems, which began in late 2006. Thomson is currently in negotiations with other film studios to expand the range of its non-exclusive content agreements in North America.

As part of its beta test, the first phase of its roll-out, in North America and Europe, Technicolor Digital Cinema has installed digital cinema systems with several prominent exhibitors including ArcLight Cinema Company, Mann Theatres, National Amusements, Wehrenberg Theatres, Zyacorp’s Cinemagic Stadium Theatres, and Kinepolis Group in Belgium.

About Thomson — Leader In Digital Video Technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems and equipment to help its Media & Entertainment clients — content creators, content distributors, and users of its technology — realize their business goals and optimize their performance in a rapidly-changing technology environment. The Group is the preferred partner to the media and entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

About Zyacorp

Zyacorp Entertainment is the fastest growing independent theatre chain in the Northeast, and operates its Cinemagic stadium theaters in Saco, Maine; Westbrook, Maine; Salisbury, Massachusetts, and Merrimack, New Hampshire. They are currently constructing a 15 screen multiplex in Hooksett, New Hampshire that is scheduled to open this summer. With the introduction of digital projection and the upcoming debut of IMAX theatres in New Hampshire and Maine, Zyacorp maintains its reputation in all of its markets as the leader in technology and presentation. Zyacorp is a member of the Cinema Buying Group, and the National Association of Theatre Owners (NATO). For more information: http://www.cinemagicmovies.com.

Press Relations (Thomson)
Season Skuro (US)	+1 805 383 32 45	Season.skuro@thomson.net
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	Julie.dardelet@thomson.net
Investor Relations (Thomson)
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
Press Relations (Zyacorp)
Bob Collins	+1 603 264 7617	marketing@zyacorp.com

PRESS RELEASE

Thomson Advances North American Digital Cinema Deployment through Deal with Wehrenberg Theatres, Inc.

Wehrenberg Theatres (Midwest American Circuit) Selects Technicolor Digital Cinema to Provide a State-Of-The-Art Movie-going Experience

PARIS, France and BURBANK, Calif. (US) — March 13, 2007 — Thomson (Euronext Paris: 18453; NYSE: TMS), through its Technicolor Digital Cinema business, today announced it has entered into an agreement with Wehrenberg Theatres Inc., the family-owned & operated St. Louis, Mo.-based circuit, to install digital projection systems throughout the Midwest as part of its North American digital cinema equipment deployment.

“Throughout its distinguished history Wehrenberg Theatres has provided its audiences with cutting-edge technology. Technicolor is honored to be selected by Wehrenberg Theatres as their partner for the transition into the digital age,” said Curt Behlmer, executive vice president of Technicolor Theatrical Services and COO of Technicolor Digital Cinema, within Thomson Services division.

“Wehrenberg Theaters takes tremendous pride in providing a quality movie-going experience to our customers,” said Ron Krueger II, President, Wehrenberg Theatres. “Digital Cinema allows us to present our audiences with breathtaking picture and pristine sound, as well as new forms of entertainment such as live concerts, sporting events, and next-generation 3-D.”

“There have been many innovations in technology throughout Wehrenberg’s 100-year history,” added Ronald P. Krueger, Chairman. “From silent films to sound, black and white to color, and now film to digital, Technicolor has been there every step along the way.”

Wehrenberg Theatres currently operates 15 theatre complexes with 204 screens (throughout Missouri, Illinois and Iowa). Having celebrated its 100th anniversary in 2006, Wehrenberg Theatres is the oldest family-owned and operated theatre circuit in the United States.

The Wehrenberg Theatres installations are part of Thomson’s broader rollout of complete digital projection systems in up to 5,000 screens over the next three to four years. Thomson intends to equip at least 15,000 screens in the United States and Canada, through the initial rollout and additional phases, over the next 10 years.

As part of its beta test, the first phase of its roll-out, in North America and Europe, Technicolor Digital Cinema has installed digital cinema systems with several prominent exhibitors including ArcLight Cinema Company, Mann Theatres, National Amusements, Wehrenberg Theatres, Zyacorp’s Cinemagic Stadium Theatres, and Kinepolis Group in Belgium.

All hardware and software placed in each Wehrenberg Theatres site will be compliant with industry-standard specifications recently published by the Digital Cinema Initiatives LLC (DCI). Furthermore, the Technicolor Digital Cinema plan is technology agnostic, allowing both exhibitors and studios to benefit from the best available technology, including both 2K and 4K projection. The Thomson-driven initiative encompasses an industry-wide business model and operating infrastructure addressing all aspects of the much-anticipated digital cinema rollout: full-output, long-term content commitments by multiple Hollywood film studios; the widespread deployment of digital projection systems with exhibitors; and a broad industry commitment for the installation, operation, and financing of those systems through a proven, experienced service provider.

As previously announced by Thomson, the Group has signed digital cinema equipment usage agreements with DreamWorks SKG, Sony Pictures Entertainment, Twentieth Century Fox, Universal Pictures, and Warner Bros. to support its plans for the distribution of digital cinema content and systems throughout North America. Under the separate, long-term accords, each of these studios has agreed to distribute content digitally throughout the United States and Canada, and pay a virtual print fee to Thomson for screens equipped with Technicolor Digital Cinema systems, which began in late 2006. Thomson is currently in negotiations with other film studios to expand the range of its non-exclusive content agreements in North America.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

About Wehrenberg Theatres

Wehrenberg Theatres currently operates fifteen theatres in Missouri, Illinois and Iowa. Having celebrated its 100th anniversary in 2006, Wehrenberg Theatres is the oldest family-owned and operated theatre circuit in the United States. For more information: http://www.wehrenberg.com.

Press Relations (Thomson)
Season Skuro (US)	+1 805 383 32 45	season.skuro@thomson.net
Martine Esquirou (Europe)	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet (Europe)	+33 1 41 86 65 24	Julie.dardelet@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
Press Relations (Wehrenberg)
Kelly Hoskins	+1 314 640 7640	kellyhoskins@wehrenberg.com

PRESS RELEASE

Thomson SoftSwitches chosen by the German cable operator envia TEL

Already adopted by 8 telecom operators and Internet Service Providers in Germany, Thomson’s Cirpack Voice over IP platform enters

German cable market

Paris, France, 12 March 2007 – Thomson (Euronext 18453; NYSE: TMS) today announced that envia TEL, a major carrier and telecommunications service provider in the South East of Germany, has selected the Cirpack VoIP platform to launch a range of advanced telephony services over Cable and DSL local loops. Using the Thomson platform, envia TEL will now be able to offer packaged double and triple play services to its partner carriers and end user customers throughout the region.

Cirpack softswiches are already installed with eight operators (telcos and ISP) throughout Germany. The German cable market is very large compared to rest of Europe with, according to the German Cable Association (Deutscher Kabelverband e.V.), 26 million households currently connected to the cable network. The GBA also predicts a density of 90% of them to be triple-play enabled by end of 2008. This represents a huge potential for cable telephony and packaged triple play solutions in Germany.

envia TEL, a subsidiary of one of the biggest power companies in Germany, enviaM, is a regionally focused telecoms operator in the south-east of Germany offering telephony services via its own DSL infrastructure. Leveraging the advanced telephony services managed in the network by Thomson’s Cirpack softswitches, envia TEL’s cable operators partners will now be able to easily add voice solutions and launch their own complete triple play offers. envia TEL will also use Thomson’s Cirpack platform for connection to the Deutsche Telekom network enabling even more advanced services. The operator also plans to target the enterprise market with hosted IP Centrex solutions in the near future.

Jean-Pierre Dumolard, General Manager of Thomson’s network software business within the Systems division, said: “envia TEL is a major operator in Germany, helping many cable operators to deliver telephony services. We are looking forward to helping them grow their share of the cable telephony market as our solutions are gaining momentum in Germany.”

The General Manager of envia TEL, Mr Thomas Wellhausen commented “We needed a future proof solution which could offer new VoIP services over both DSL and Cable but would also be able to operate with our existing legacy equipment. Cirpack was selected due to its impressive range of features, even in its minimum configuration. This allows us to complete our service portfolio at a very competitive cost and to deliver a unique service mix, independent from the access technology, whether cable or DSL.”

The implementation was completed within four weeks of delivery. Mr Naif Kiy, Product Manager from Quante Netzwerke GmbH, the integrator responsible for the project planning and implementation, expanded “Thanks to Cirpack’s open architecture, we managed to complete the project of the envia TEL implementation within a very short time - to the great satisfaction of the customer.”

Gartner’s Dataquest report published in October 2006 showed that Thomson’s Cirpack softswitches was the most successful VoIP platform taking 24% of the market in EMEA.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

About envia TEL

envia TEL GmbH is one of the largest carriers and telecommunications service providers in the central Germany. With its own network, envia TEL offers its business, institutional and operator clients high quality, customised products and solutions. In 2005 envia TEL GmbH announced a turnover of 22.8 million Euros. envia TEL offers a full range of telecommunications products and services for telecommunications operators and specifically targeting its communications and information offers to the needs of the economy, industry and regional organisations. envia TEL has its own modern, high density, telecommunications network which services around 350,000 entreprises and has points of presence in more than 200 towns throughout the region guarantee access to all principal telecoms operators. envia TEL, a wholly owned subsidiary of enviaM (envia Midtteldeutsche Energie AG, a leading energy supplier), is present in the towns of Chemnitz, Cottbus, Halle, Markkleeberg and Taucha and employs 100 persons.

For more information: http://www.enviatel.de.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	Julie.dardelet@thomson.net
Joanna Pays (Thomson NIS)	+33 1 41 44 38 18	joanna.pays@thomson.net
Fabien Maisl (Thomson NIS)	+33 1 41 44 37 82	fabien.maisl@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson Joins Patent Pool for

Japanese Digital Broadcasting Standard

Paris, France and Burbank, California – March 6, 2007 — Thomson (Euronext Paris: 18453; NYSE: TMS) announced today that it has joined the ARIB (Association of Radio Industries and Businesses) patent pool, established by a consortium of Japanese broadcasters and electronics companies to license the ARIB essential patents. This patent pool is managed by ULDAGE Inc, a Japanese incorporated company, and now includes 11 member companies*. The patent pool will facilitate ARIB standards access for all consumer electronics companies operating in Japan. Several major Japanese companies have already taken a license from this newly established patent pool.

“Thomson is very pleased to provide access to its ARIB essential patents to companies operating in Japan in the communications, broadcasting and consumer electronics fields,” said Alfred Chaouat, Vice President, Intellectual Property and Licensing business at Thomson, “Our activities seek to encourage the expansion of strongly standardized digital technologies for the benefit of consumers”.

Thomson owns essential patents to the Digital Television (DTV) Standards deployed in Japan, known as the ARIB standards. In addition to application in the DTV arena, these standards are used in many other products such as mobile phones and car navigation systems.

“Thomson’s important contribution to the ARIB standards further enhances the incontestable value of this patent pool,” Observed Yoshihide Nakamura, President and CEO of Uldage. “We welcome Thomson enthusiastically, and encourage other holders of ARIB essential patents to join as well”.

Thomson’s Intellectual Property and Licensing business unit is part of Thomson’s Technology division and operates in a wide range of areas across the content supply chain including CDs, DVDs, set-top boxes, HD DVDs, Digital TV, digital set-top boxes and mp3. The unit has thrived by concentrating on mass market efforts; promoting the interoperability and standardization of technologies; asserting its patents on end devices, which accumulate the most value in the media value chain; and always privileging “win/win” negotiations with its licensees. The Technology division oversees approximately 50,000 patents, in total, while Thomson is granted more than 500 new patents each year, overall.

*France Telecom /Teledifusion de France, Hitachi, Ltd., Matsushita Electric Industrial Co., Ltd., Mitsubishi Electric Corporation, Nippon Hoso Kyokai (NHK), Sanyo Electric Co., Ltd., Sharp Corporation, Sony Corporation, Thomson S.A., Toshiba Corporation, and Victor Company of Japan, Ltd.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

About ULDAGE Inc.

ULDAGE Inc., located in Imperial Tower, 1-1-1 Uchisaiwai-cho Chiyoda-ku, Tokyo, Japan, is a joint venture company established by Matsushita Electric Industrial Co., Ltd., Mitsubishi Electric Corporation, Sharp Corporation, Sony Corporation and Victor Company of Japan, Limited, for the purpose of promoting and administering joint license programs. ULDAGE Inc. will provide royalty operation services, license administration services and market research services necessary for administration of joint license programs.

THOMSON

Press Relations/USA
Nicholas de Wolff	818 260-4926	nicholas.dewolff@thomson.net
Press Relations/France
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi ULDAGE, Inc Yoshihide Nakamura	+33 1 41 86 58 83 +81-3-3500-1572	laurent.sfaxi@thomson.net information@uldage.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April, 26 2007
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer